ANTHONY L.G., PLLC

laura aNTHONy, esq

JOHN CACOMANOLIS, ESQ*

CHAD FRIEND, ESQ, LLM

SVETLANA ROVENSKAYA, ESQ**

OF COUNSEL:

Jack A. Fattal, esq.***

Jessica Haggard, esq. ****

MICHAEL R. GEROE, ESQ, CIPP/US*****

CRAIG D. LINDER, ESQ******

PETER P. LINDLEY, ESQ, CPA, MBA

john lowy, esq.*******

STUART REED, ESQ

Harris Tulchin, Esq. ********

MARC S. WOOLF, ESQ

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*licensed in FL and NY

**licensed in NY and NJ

*** licensed in NY

****licensed in Missouri

*****licensed in CA, DC, MO and NY

******licensed in CA, FL and NY

*******licensed in NY and NJ

********licensed in CA and HI (inactive in HI)

December 17, 2021

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Property Bonds, Inc. Amendment No. 2 to Offering Statement on Form 1-A Filed October 21, 2021 File No. 024-11563

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Property Bonds, Inc. (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A originally filed on June 23, 2021 (“Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from Amendment No. 2 to the Form 1-A which was filed on October 21, 2021. In addition, we have included a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Sally Outlaw dated December 2, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.

Comment: We note your disclosure on page 18 that you intend to use up to 5% of the offering proceeds for working capital and for general corporate purposes, including the reimbursement amounts due under the Management Services Agreement with Worthy Management and the disclosure in footnote 2 on page 19 that 90% of such amount shall be allocated to working capital, which includes the accrual amounts for the reimbursements due under the Management Services Agreement. While we note that section 1(b) of the Management Services Agreement states that you will pay Worthy Management a monthly management service fee equal to Worthy Management’s costs in providing staff and office expenses, you also state on page 18 that you reserve the right to change the estimated use of proceeds from the offering. Please revise your disclosure to clarify, if accurate, that you will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, including Worthy Financial and its other subsidiaries, other than to Worthy Management pursuant to the terms of the Management Services Agreement. Please also disclose whether there is a maximum percentage and/or amount of offering proceeds beyond which you would not transfer any additional funds to Worthy Management, and if so, please disclose such percentage and/or amount.

Response: In response to the Staff’s comment, the Company has revised the disclosure in Amendment No. 3 to clarify, that the Company will not directly (or indirectly through an affiliate) transfer any of the offering proceeds to any affiliates, including Worthy Financial and its other subsidiaries, other than to Worthy Management pursuant to the terms of the Management Services Agreement. Further, the Company has revised the disclosure in Amendment No. 3 to state that 90% of the 5% of offering proceeds available for working capital and general corporate purposes is the maximum percentage of offering proceeds beyond which the Company would not transfer any additional funds to Worthy Management.

2.	Comment: Please provide a legal analysis of whether your proposed offering would represent a violation of Section 48(a) of the 1940 Act by Worthy Financial Inc. and/or Worthy Management.

Response: The Company’s Investment Company Act counsel will provide a separate letter response to the Staff in response to Comment No. 2.

If the Staff has any further comments regarding the offering statement on Form 1-A, Amendment No. 3 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Michael Henderson/U.S. Securities and Exchange Commission
Hugh West/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
John Dana Brown/U.S. Securities and Exchange Commission
Sally Outlaw/Worthy Property Bonds, Inc.
Craig D. Linder, Esq./Anthony L.G., PLLC

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